EXHIBIT (9)(b)

                               Mellon Trust
                       Proposed Custody Fee Schedule
                             The Gabelli Funds
                             February 2, 1999


Mellon Trust, acting as custodian for the mutual fund assets of Gabelli Equity and Gabelli Value, would base its compensation according to the schedule which follows.

Core custody administration services provided by Mellon Trust include transaction processing, preparation of cash availability and forecasting as well as providing daily custody reports. Core Custody services includes global safekeeping of assets, transaction, settlement, foreign exchange, income collection, corporation action processing and basic online inquiry.

Mellon Trust will pass though to the client any expenses including, but not limited to, courier expense, registration and application fees, stamp duties, telex charges, custom reporting or custom programming, internal/external tax, legal or consulting costs and proxy voting expenses.

Asset-based fees and transactions will be calculated and payable on a monthly basis.

If funds are left uninvested at the Custodian by the Fund, an earnings credit will be give at the 90 day T-Bill rate on 90% of the uninvested balance. Monthly credit balances will roll forward to offset future Custodian charges. However, all unused credits will expire at the end of the calendar year. Credit balances are used exclusively to offset custody charges. They will not apply to investment related expenses and may not be transferred.

Mellon is willing to guarantee the attached fee schedule for three years. However, should the nature of the account change dramatically, Mellon reserves the right to renegotiate its compensation based on the situation that exists in the account at such time. If non-standard or special services are requested, Mellon may negotiate additional compensation accordingly.


Domestic Fee Schedule


Asset Based Fees:

1 basis points (.0001) on the first $ 1 billion of market value of assets 1/2 basis points (.0005) on the market value of assets in excess $1 billion

Transaction Fees:

$    6.50 per DTC/PTC transaction
$    6.50 per Fed transaction
$   30.00 per physical transaction
$    5.00 per paydown
$    3.00 per Fed Wire Delivery
$    5.00 per wire in/out
$    7.00 per futures transaction
$   30.00 per non-Mellon foreign exchange
$   25.00 per option round-trip
$ 250.00 per broker relationship (assumes utilization of Mellon boilerplate agreement)



Global Fee Schedule:

Network Based Charges:

Category 1     4 basis points
Category 2     6 basis points
Category 3     8 basis points
Category 4    15 basis points
Category 5    20 basis points
Category 6    40 basis points



Transaction Fees:

Category 1     Canada, Euroclear, France, Germany, Japan, Italy,       $20.00
               Netherlands, Spain, Sweden, Switzerland, United
               Kingdom

Category 2     Australia, Belgium, CEDEL, Ireland, Luxembourg,         $40.00
               Mexico, New Zealand, Norway, South Africa

Category 3     Argentina, Austria, Brazil, Denmark, Finland,           $50.00
               Hong Kong, Portugal, Singapore, Sri Lanka, Thailand,
               Turkey

Category 4     Czech Republic, Greece, Israel, Poland, South Korea     $50.00
               Zimbabwe

Category 5     Bangladesh, Bermuda, Botswana, Ghana, Hungary,          $60.00
               Indonesia, Kenya, Malaysia, Mauritius, Pakistan, Peru
               Philippines, Slovak Republic, Taiwan, Uruguay

Category 6     Chile, China, Colombia, Cyprus, Egypt, India, Jordan,   $85.00
               Venezuela